Exhibit 99.1

OBSEVA SA

ObsEva SA

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets

(in USD ’000)	Notes	June 30, 2019	December 31, 2018
		unaudited	audited
ASSETS
Current assets
Cash and cash equivalents	4	98,492	138,640
Other receivables		1,247	885
Prepaid expenses		4,285	5,715
Total current assets		104,024	145,240
Non-current assets
Right-of-use assets	2.1	2,354	—
Furniture, fixtures and equipment		280	319
Intangible assets	5	21,608	21,608
Other long-term assets		273	273
Total non-current assets		24,515	22,200
Total assets		128,539	167,440
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current tax liability		36	—
Other payables and current liabilities		7,293	2,766
Accrued expenses		20,409	14,163
Current lease liabilities	2.1	597	—
Total current liabilities		28,335	16,929
Non-current liabilities
Non-current lease liabilities	2.1	1,841	—
Post-employment obligations		3,637	3,547
Other long-term liabilities		422	48
Total non-current liabilities		5,900	3,595
Shareholders’ equity
Share capital		3,442	3,420
Share premium		317,397	314,565
Reserves		17,827	12,858
Accumulated losses		(244,362)	(183,927)
Total shareholders’ equity	6	94,304	146,916
Total liabilities and shareholders’ equity		128,539	167,440

The accompanying notes form an integral part of these condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Comprehensive Loss

(in USD ’000, except per share data)		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2019	2018	2019	2018
		unaudited		unaudited
Operating income other than revenue		1	3	6	8
OPERATING EXPENSES
Research and development expenses	7	(28,438)	(14,694)	(48,578)	(31,036)
General and administrative expenses		(6,186)	(3,501)	(11,441)	(7,150)
Total operating expenses		(34,624)	(18,195)	(60,019)	(38,186)
OPERATING LOSS		(34,623)	(18,192)	(60,013)	(38,178)
Finance income		(56)	31	206	186
Finance expense		(43)	—	(587)	—
NET LOSS BEFORE TAX		(34,722)	(18,161)	(60,394)	(37,992)
Income tax expense	8	(34)	(25)	(41)	—
NET LOSS FOR THE PERIOD		(34,756)	(18,186)	(60,435)	(37,992)
Net loss per share
Basic	9	(0.80)	(0.49)	(1.39)	(1.03)
Diluted	9	(0.80)	(0.49)	(1.39)	(1.03)
OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to profit and loss
Remeasurements on post-employment benefit plans		—	—	—	—
Items that may be reclassified to profit or loss
Currency translation differences		—	—	—	—
TOTAL OTHER COMPREHENSIVE LOSS		—	—	—	—
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(34,756)	(18,186)	(60,435)	(37,992)

The accompanying notes form an integral part of these condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Cash Flows

		Six-month period ended June 30,
(in USD ’000)	Notes	2019	2018
		unaudited
NET LOSS BEFORE TAX FOR THE PERIOD		(60,394)	(37,992)
Adjustments for:
Depreciation expense		367	53
Post-employment cost / (benefit)		59	(65)
Share-based compensation expense		6,411	4,574
Income tax paid		—	—
Finance result, net		381	(186)
(Increase) / decrease in other receivables		(16)	153
Decrease / (increase) in prepaid expenses and other long term-assets		1,430	(590)
Increase / (decrease) in other payables and current liabilities		4,538	(1,336)
Increase in accrued expenses and other long-term liabilities		6,668	3,917
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(40,556)	(31,472)
Payments for plant and equipment		(23)	(117)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(23)	(117)
Proceeds from issue of shares		977	93,128
Payment of share issuance costs		(40)	(5,718)
Proceeds from exercise of stock-options		113	—
Principal elements of lease payments		(281)	—
Interest received		—	—
Interest paid		(63)	—
NET CASH FLOWS FROM FINANCING ACTIVITIES		706	87,410
Net (decrease) / increase in cash and cash equivalents		(39,873)	55,821
Cash and cash equivalents as at January 1,		138,640	110,841
Effects of exchange rate changes on cash and cash equivalents		(275)	173
Cash and cash equivalents as at June 30,		98,492	166,835

The accompanying notes form an integral part of these condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Changes in Equity

(in USD ’000) unaudited	Share capital	Share premium	Share-based payments reserve	Foreign currency translation reserve	Total reserves	Accumulated losses	Total
January 1, 2018	2,864	219,335	7,608	(489)	7,119	(106,667)	122,651
Loss for the period	—	—	—	—	—	37,992	(37,992)
Other comprehensive loss	—	—	—	—	—	—	—
Total comprehensive loss	—	—	—	—	—	37,992	(37,992)
Issuance of shares - EIP 2013	14	1,504	(1,504)	—	(1,504)	—	14
Issuance of shares - Follow-on offering	367	72,736	—	—	—	—	73,103
Issuance of shares - ATM program	130	19,881	—	—	—	—	20,011
Share issuance costs	—	(5,713)	—	—	—	—	(5,713)
Share-based remuneration	—	—	4,574	—	4,574	—	4,574
June 30, 2018	3,375	307,743	10,678	(489)	10,189	(144,659)	176,648

January 1, 2019	3,420	314,565	13,347	(489)	12,858	(183,927)	146,916
Loss for the period	—	—	—	—	—	(60,435)	(60,435)
Other comprehensive loss	—	—	—	—	—	—	—
Total comprehensive loss	—	—	—	—	—	(60,435)	(60,435)
Issuance of shares - EIP 2013	11	1,363	(1,363)	—	(1,363)	—	11
Issuance of shares - ATM program	10	1,329	—	—	—	—	1,339
Share issuance costs	—	(51)	—	—	—	—	(51)
Exercise of stock-options - EIP 2017	1	191	(79)	—	(79)	—	113
Share-based remuneration	—	—	6,411	—	6,411	—	6,411
June 30, 2019	3,442	317,397	18,316	(489)	17,827	(244,362)	94,304

The accompanying notes form an integral part of these condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

1. General information

ObsEva SA (the “Company”) was founded on November 14, 2012, and its address is 12 Chemin des Aulx, 1228 Plan-les-Ouates, Geneva, Switzerland. The terms “ObsEva” or “the Group” refer to ObsEva SA together with its subsidiaries included in the scope of consolidation (note 2.3).

The Group is focused on the development and commercialization of novel therapeutics for serious conditions that compromise women’s reproductive health and pregnancy. The Group has a portfolio of three mid- to late-stage development in-licensed compounds (linzagolix, nolasiban and OBE022) being developed in four indications. The Group has no currently marketed products.

These condensed consolidated financial statements are presented in dollars of the United States (USD), rounded to the nearest thousand except share and per share data, and have been prepared on the basis of the accounting principles described in note 2.

These condensed consolidated financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors (the “Board of Directors”) on August 5, 2019.

2. Accounting principles and scope of consolidation

2.1 Basis of preparation and accounting principles

These unaudited three-month and six-month interim condensed consolidated financial statements (the “condensed consolidated financial statements”) are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (the “IASB”).

IFRS 16 - Leases

On January 1, 2019, the Group adopted IFRS 16 Leases, which replaced IAS 17 Leases and Related Interpretations. The Group has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparatives for the year ended December 31, 2018, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. The new standard requires lessees to recognize a lease liability measured at the present value of the remaining lease payments and a right-of-use asset for virtually all lease contracts, removing the distinction between operating and finance leases.

The following table presents the reconciliation between the non-cancellable operating lease commitments reported as of December 31, 2018 and the lease liabilities recognized on January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 4.9%.

(in USD ’000)	Total
unaudited
Operating lease commitments disclosed as at December 31, 2018	3,074
Discounted using the Group’s incremental borrowing rate at the date of initial application	2,772
(Less): short-term and low-value leases recognized on a straight-line basis as expense	(37)
(Less): adjustments relating to changes in the index or rate affecting variable payments	(28)
Lease liability recognized as at January 1, 2019	2,707
Of which are:
Current lease liabilities	577
Non-current lease liabilities	2,130

Right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at December 31, 2018. Right-of-use assets mainly relate to office buildings.

The adoption of IFRS 16 Leases did not have a material impact on the Group’s net loss after tax or on the Group’s loss per share.

ObsEva SA

Condensed Consolidated Financial Statements

Other accounting policies

Other accounting policies used in the preparation and presentation of these condensed consolidated financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2018 (the “annual financial statements”), which should be read in conjunction with these condensed consolidated financial statements as they provide an update of previously reported information.

Going concern

The Company has incurred recurring losses since inception, including net losses of $60.4 million for the six-month period ended June 30, 2019. As of June 30, 2019, the Company had accumulated losses of $274.9 million, out of which $30.6 million were offset with share premium. The Company expects to continue to generate operating losses in the foreseeable future. Further to the execution of a loan agreement with Oxford Finance on August 7, 2019, as described in note 11, the Group believes it will be able to meet all of its obligations as they fall due for at least 12 months from the date these financial statements are issued, hence, the unaudited condensed consolidated financial statements have been prepared on a going concern basis. However, the future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its future operations. The Company will seek additional funding through public or private financings, debt financing or collaboration agreements.

2.2 Use of estimates and assumptions

The preparation of condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the condensed consolidated financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2.3 Scope of consolidation

There was no change to the scope of consolidation during the reporting period and the Company consolidates the financial operations of its two fully-owned subsidiaries, ObsEva Ireland Ltd, which is registered in Cork, Ireland and organized under the laws of Ireland, and ObsEva USA Inc., which is registered and organized under the laws of Delaware, USA. ObsEva Ireland Ltd had no operations and no results of operations to report as of June 30, 2019 and 2018.

3. Fair value estimation and financial instruments

The carrying value less impairment provision of receivables and payables approximate their fair values due to their short-term nature.

All financial assets and liabilities, respectively, are held at their amortized cost.

The Group’s financial assets and liabilities consist of cash and cash equivalents, other receivables, other payables and accruals which are classified as loans and receivables at amortized cost according to IFRS 9.

4. Cash and cash equivalents

(in USD ‘000)	June 30, 2019	December 31, 2018
	unaudited	audited
Bank deposits	98,492	138,640
Interest bearing deposits	—	—
Total cash and cash equivalents	98,492	138,640

5. Intangible assets

As at June 30, 2019 and December 31, 2018, the Group holds a number of licenses to develop and commercialize several biopharmaceutical product candidates, the value of which is recorded at USD 21.6 million.

ObsEva SA

Condensed Consolidated Financial Statements

6. Shareholders’ equity

On March 16, 2018, the Company issued 3,499,990 common shares at par value of 1/13 of a Swiss franc per share. The shares were subscribed by the Company and are held as treasury shares, hence the operation did not impact the share capital. Share issuance costs of USD 11 thousand related to the operation were recorded as a deduction in equity.

On May 17 and 25, 2018, the Company sold 1,000,851 and 600,000 treasury shares, respectively, at a price of USD 12.50 per share, from its “at the market” (ATM) program, generating gross proceeds of USD 20.0 million. Directly related share issuance costs of USD 0.6 million were recorded as a deduction in equity.

On June 22, 2018, the Company completed an underwritten public offering of 4,750,000 common shares at a price of USD 15.39 per share, with an option to issue to an additional 712,500 common shares (the “follow-on offering”). The gross proceeds of USD 73.1 million resulting from this transaction have been recorded in equity net of directly related share issuance costs of USD 5.3 million. Subsequent to the initial closing of the follow-on offering, on July 19, 2018, the Company sold an additional 306,721 common shares for total gross proceeds of USD 4.7 million (USD 15.39 per share). These shares were sold pursuant to the 30-day option granted in connection with the follow-on offering to purchase up to an additional 712,500 common shares (“green-shoe”). Directly related share issuance costs amounted to USD 0.3 million.

In June 2019, the Company sold a total of 117,497 treasury shares at an average price of USD 11.40 per share, as part of its ATM program initiated in May 2018. These multiple daily transactions generated total gross proceeds of USD 1.3 million.

As at June 30, 2019, the total outstanding share capital of USD 3.4 million, fully paid, consists of 43,719,675 common shares, excluding 288,351 non-vested shares and 1,485,104 treasury shares. As at December 31, 2018, the total outstanding share capital of USD 3.4 million, fully paid, consists of 43,443,911 common shares, excluding 430,625 non-vested shares and 1,602,601 treasury shares. All shares have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

7. Research and development expenses

Due to the difficulty in assessing when research and development projects would generate revenue, the Group expenses all research and development costs to the profit and loss accounts. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, stock based compensation, employee benefits, facilities costs, laboratory supplies, depreciation, manufacturing expenses as well as external costs of vendors engaged to conduct preclinical development activities and clinical trials.

8. Income tax

The Group is subject to income taxes in Switzerland, Ireland and the United States.

The Company is subject in Switzerland to a municipal and cantonal income tax rate of 22.6% and to a federal tax rate of 8.5% on its profits after tax. It is entitled to carry forward any loss incurred for a period of seven years and can offset such losses carried forward against future taxes. In 2015, the Company was granted by the State Council of the Canton of Geneva an exemption of income and capital tax at municipal and cantonal levels for the period from 2013 until 2022. Because of this exemption, and the fact that the Company has incurred net losses since its inception, no income tax expense at the municipal, cantonal or federal levels was recorded in the Company for the three-month and six-month periods ended June 30, 2019 and 2018. Additionally, due to the uncertainty as to whether it will be able to use its net loss carryforwards for tax purposes in the future, no deferred taxes have been recognized on the balance sheet of the Company as of June 30, 2019 and December 31, 2018.

The Company’s Irish subsidiary has no activity, and, therefore, no income tax expense was recorded in that entity for the three-month and six-month periods ended June 30, 2019 and 2018.

The Company’s U.S. subsidiary is a service organization for the Group and is therefore subject to taxes on the revenues generated from its services to the Group that are charged based upon the U.S. subsidiary’s cost plus arrangement with the Group. The profits of the U.S. subsidiary during the three-month and six-month periods ended June 30, 2019 and 2018 were each subject to a total U.S. income tax rate of 27.3% based on both the U.S. federal and Massachusetts state tax rates.

ObsEva SA

Condensed Consolidated Financial Statements

9. Loss per share

As of June 30, 2019 and 2018, the Company has one category of shares, which are common shares. The basic loss per share is calculated by dividing the loss of the period attributable to the common shares by the weighted average number of common shares outstanding during the period as follows:

	Three-month period ended June 30,	Six-month period ended June 30,
	2019	2019
	unaudited	unaudited
Net loss attributable to shareholders (in USD ‘000)	(34,756)	(60,435)
Weighted average number of common shares outstanding	43,555,963	43,532,815
Basic and diluted loss per share (in USD)	(0.80)	(1.39)

	Three-month period ended June 30,	Six-month period ended June 30,
	2018	2018
	unaudited	unaudited
Net loss attributable to shareholders (in USD ‘000)	(18,186)	(37,992)
Weighted average number of common shares outstanding	37,617,569	37,004,673
Basic and diluted loss per share (in USD)	(0.49)	(1.03)

For the three-month and six-month periods ended June 30, 2019, 288,351 non-vested shares and 3,167,572 shares issuable upon the exercise of stock-options, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation. For the three-month and six-month periods ended June 30, 2018, 600,822 non-vested shares and 1,849,240 shares issuable upon the exercise of stock-options, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, are excluded from the calculation.

10. Segment information

The Group operates in one segment, which is the research and development of innovative women’s reproductive, health and pregnancy therapeutics. The marketing and commercialization of such therapeutics depend, in large part, on the success of the development phase. The Chief Executive Officer of the Company reviews the consolidated statements of operations of the Group on an aggregated basis and manages the operations of the Group as a single operating segment. The Group currently generates no revenue from the sales of therapeutics products, and the Group’s activities are not affected by any significant seasonal effect.

The geographical analysis of non-current assets is as follows:

(in USD ‘000)	June 30, 2019	December 31, 2018
	unaudited	audited
Switzerland	23,612	21,954
USA	903	246
Total non-current assets	24,515	22,200

The geographical analysis of operating expenses is as follows:

unaudited (in USD ’000)	Three-month period ended June 30,		Six-month period ended June 30,
	2019	2018	2019	2018
Switzerland	33,558	17,121	57,811	36,139
USA	1,066	1,074	2,208	2,047
Total operating expenses	34,624	18,195	60,019	38,186

ObsEva SA

Condensed Consolidated Financial Statements

11. Events after the reporting period

Milestone payment for linzagolix license

On May 9, 2019, the Group announced the initiation of its Phase 3 clinical program for linzagolix in endometriosis, which includes the EDELWEISS 2 and EDELWEISS 3 clinical trials. On July 19, 2019, the Group randomized the first patient as part of the EDELWEISS 2 trial, which triggered a commitment for the Company to pay USD 5 million to Kissei Pharmaceutical Co., Ltd., to be accounted for as an intangible asset.

Debt financing

On August 7, 2019, the Company entered into a loan and security agreement with Oxford Finance for a term loan of up to $75.0 million, subject to funding in three tranches. The Company received gross proceeds of $25.0 million from the first tranche of the credit facility upon signature of the agreement and intends to use the funds as part of its various clinical trials programs.  The second tranche of $25.0 million may be drawn at the Company’s option between December 1, 2019 and January 31, 2020 upon positive results in the Phase 3 IMPLANT 4 clinical trial of nolasiban. The third tranche of $25.0 million may be drawn at the Company’s option between August 1, 2020 and September 30, 2020 upon positive results in the Phase 3 PRIMROSE 1 and 2 clinical trials of linzagolix. The credit facility is secured by substantially all of the Company’s assets, including the Company’s intellectual property. The loan bears a floating interest rate (partially based on thirty day U.S. LIBOR rate) currently amounting to 8.68% per year in total and will mature on August 1, 2024. The credit facility contains customary conditions to borrowings and events of default and contains various negative covenants limiting the Company’s ability to, among other things, transfer or sell certain assets, allow changes in business, ownership or business locations, consummate mergers or acquisitions, incur additional indebtedness, create liens, pay dividends or make other distributions and make investments.

Capital increase

On July 18, 2019, the Group announced the issuance of 3,064,048 common shares at par value of 1/13 of a Swiss franc per share. The shares were fully subscribed for by the Group, and listed on the SIX Swiss Exchange on July 23, 2019. The shares are held as treasury shares, hence the operation did not impact the share capital.

There were no other material events after the balance sheet date.